

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 3, 2018

Wilfried Vancraen
Chief Executive Officer
Materialise NV
Technologielaan 15
3001 Leuven
Belgium

   Re: Materialise NV
    Registration Statement on Form F-3
    Filed June 29, 2018
    File No. 333-226006

Dear Mr. Vancraen:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3452 with any questions.

                Division of Corporation Finance
                Office of Information Technologies
                and Services

cc: Per B. Chlstrom